Exhibit 99.1

São Paulo (SP), April 26, 2022.
To
BRAZILIAN SECURITIES AND EXCHANGE COMMISSION (CVM)
Company Relations Superintendence Rio de Janeiro—RJ
Dear Sirs,
Subject: ITAÚ UNIBANCO HOLDING S.A.
ANNUAL GENERAL STOCKHOLDERS’ MEETING OF APRIL 26, 2022
I. In accordance with the provisions of CVM Instruction No. 480/2009, Article 21, item IX, the Company submits to you the summary of the decisions made at the aforementioned Meeting:
1. It approved the Financial Statements for FY 2021 and allocation of net income for the year;
2. It elected the members of the Board of Directors and the Supervisory Council for the next annual term of office; and
3. It approved the amount allocated to the overall compensation of members of the Company’s Board of Officers and Board of Directors and the individual compensation of the Supervisory Council members.
II. The minutes of the Meeting will be disclosed on the platform Empresas. Net—Informações Periódicas e Eventuais (Periodic and Incidental Information) within the term set out in Article 21, item X of CVM Instruction No. 480/2009.
There being no further matter, I remain at your disposal. Sincerely yours,
ITAÚ UNIBANCO HOLDING S.A.
RENATO LULIA JACOB
Group Head of Investor Relations and Market Intelligence
copy to
- B3 S.A. – Brasil, Bolsa, Balcão
Company Monitoring Superintendence
- Company Relations Coordination Office